UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-130488

Stanley-Martin Communities, LLC

(Exact name of registrant as specified in its charter)
See page 3 for the Co-Issuer and a list of Co-Registrants and their respective addresses
11111 Sunset Hills Road
Suite 200
Reston, VA 20190
(703) 964-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9 ¾% Senior Subordinated Notes due 2015
Guarantees of 9 ¾% Senior Subordinated Notes due 2015

(Title of each class of securities covered by this Form)
None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:
           9 ¾% Senior Subordinated Notes due 2015: 15
           Guarantees of 9 ¾% Senior Subordinated Notes due 2015: 15

      Pursuant to the requirements of the Securities Exchange Act of 1934 each registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: March 26, 2009
STANLEY-MARTIN COMMUNITIES, LLC
STANLEY-MARTIN FINANCING CORP.
BEECH GROVE NEIGHBORHOODS, LLC
BRAM NEIGHBORHOODS, LLC
BRAM III NEIGHBORHOODS, LLC
COLES RUN NEIGHBORHOODS, LLC
FAIR OAKS NEIGHBORHOODS, LLC
GLENKIRK NEIGHBORHOODS, LLC
GLYNN TARRA ESTATES, LLC
KF NEIGHBORHOODS, LLC
KF II NEIGHBORHOODS, LLC
LANDMARK NEIGHBORHOODS, LLC
MARUMSCO NEIGHBORHOODS, LLC
NEIGHBORHOODS CAPITAL, LLC
NEIGHBORHOODS I, LLC
NEIGHBORHOODS II, LLC
NEIGHBORHOODS III, LLC
NEIGHBORHOODS IV, LLC
NEIGHBORHOODS V, LLC
NEIGHBORHOODS VI, LLC
OLD DOMINION NEIGHBORHOODS, LLC
SHIRLINGTON NEIGHBORHOODS, LLC
SPRING PARK NEIGHBORHOODS, LLC
WALL NEIGHBORHOODS, LLC
WILDEWOOD NEIGHBORHOODS, LLC
ZION NEIGHBORHOODS, LLC

By:	/s/ Steven B. Alloy
Name:	Steven B. Alloy
Title:	President

List and address of co-registrants
The address and phone number of Stanley-Martin Financing Corp., the co-issuer, and each co-registrant listed below is 11111 Sunset Hills Road, Suite 200, Reston, VA 20190, (703) 964-5000:
BEECH GROVE NEIGHBORHOODS, LLC
BRAM NEIGHBORHOODS, LLC
BRAM III NEIGHBORHOODS, LLC
COLES RUN NEIGHBORHOODS, LLC
FAIR OAKS NEIGHBORHOODS, LLC
GLENKIRK NEIGHBORHOODS, LLC
GLYNN TARRA ESTATES, LLC
KF NEIGHBORHOODS, LLC
KF II NEIGHBORHOODS, LLC
LANDMARK NEIGHBORHOODS, LLC
MARUMSCO NEIGHBORHOODS, LLC
NEIGHBORHOODS CAPITAL, LLC
NEIGHBORHOODS I, LLC
NEIGHBORHOODS II, LLC
NEIGHBORHOODS III, LLC
NEIGHBORHOODS IV, LLC
NEIGHBORHOODS V, LLC
NEIGHBORHOODS VI, LLC
OLD DOMINION NEIGHBORHOODS, LLC
SHIRLINGTON NEIGHBORHOODS, LLC
SPRING PARK NEIGHBORHOODS, LLC
WALL NEIGHBORHOODS, LLC
WILDEWOOD NEIGHBORHOODS, LLC
ZION NEIGHBORHOODS, LLC